UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of Ocrtober 2006

Commission File Number: 001-14611

----------------------------------------------------

(Translation of registrant's name into English)

Canon's Court, 22 Victoria Street, PO Box HM 1179, Hamilton HM 12, Islands of Bermuda

----------------------------------------------------------------------------------------------------------------------------------------------------------------------

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

Exhibit No.	Document
1	News Release dated October 27, 2006
2	Material Change Report dated October 27, 2006

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2006	CREATOR CAPITAL LIMITED By: Deborah Fortescue-Merrin ---------------------------------------------------------- Name: Deborah Fortescue-Merrin, Title: President

Canon’s Court

22 Victoria Street

PO Box HM 1179

Hamilton HM12

Islands of Bermuda

  PRESS RELEASE

Creator Capital appoints new President and C.E.O.

HAMILTON, BERMUDA, October 27, 2006 - CREATOR CAPITAL LIMITED (CTORF:OTCBB)   (“CCL” or the "Company") announces that Mr. David Borg has notified the Board of his resignation as a Director and CCL’s President and C.E.O., effective immediately.

Ms Deborah Fortescue-Merrin has agreed to resume the office of President and C.E.O.

ABOUT CREATOR CAPITAL

Creator Capital Ltd., www.creatorcapital.com a Bermuda exempted company, along with Harrah’s Entertainment Inc., introduced the in-flight interactive gaming experience to international airline passengers as a method of creating additional revenues for airlines in 1998.  Creator is a leading provider of interactive in-flight gaming entertainment software and services.  The company creates fun, exciting experiences for airline passengers by offering both PC amusement games (Sky Play) and onboard gaming entertainment (Sky Games) through airline multi-channel, interactive in-seat systems.

With the acquisition of ETV ON DEMAND in April of 2006, CCL now has the technology base to offer a more complete array of compelling content directly to the subscriber bases of the world's largest global telecommunications, satellite, and Internet Service providers—all through full-screen high-resolution broadband television.

ON BEHALF OF THE BOARD OF DIRECTORS

Deborah Fortescue-Merrin

Deborah Fortescue-Merrin

President

(604) 947-2555

info@creatorcapital.com

http://www.creatorcapital.com

Safe Harbour statements under the Private Securities Litigation Reform Act of 1995;

Certain statements in this document constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, and Section 21B of the Securities Exchange Act of 1934.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Creator Capital Limited ("the Company"), or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. The Company's future operating results are dependent upon many factors, including but not limited to the Company's ability to: (i) obtain sufficient capital or a strategic business arrangement to fund its plan of operations when needed; (ii) build the management and human resources and infrastructure necessary to support the growth of its business; (iii) competitive factors and developments beyond the Company's control; and (iv) other risk factors discussed in the Company's periodic filings with the Securities and Exchange Commission, which are available for review at www.sec.gov .

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Creator Capital Limited

("CCL" or the “Company”)

Canon's Court

22 Victoria Street

Hamilton HM 12, Islands of Bermuda

Item 2

Date of Material Change

October 27, 2006

Item 3

News Release

The new Release dated Ocrober 27, 2006 was disseminated via CCN Matthew.

Item 4

Summary of Material Change

The Company announces the resignation of Mr. David Borg as a Director, President and C.E.O.

Item 5

Full Description of Material Change

The Company announces the resignation of Mr. David Borg as a Director, President and C.E.O.

Ms Deborah Fortescue-Merrin has agreed to resume the office of President and C.E.O.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Deborah Fortescue-Merrin, Chairperson at (604) 947-2555.

Item 9

Date of Report

Dated at Vancouver, BC, this 27th day of October 2006

CREATOR CAPITAL LIMITED

Deborah Fortescue-Merrin

_____________________________

Deborah Fortescue-Merrin,

Chairperson